# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CO2 Energy Transition Corp., CIK 0001956648
CUSIP: 12664M202
Title of class of securities: Common Stock, par value US$0.0001
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190, Houston, Texas (TX), 77043
Date of event which requires filing of this statement: 11/22/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002032843

## Reporting persons
- CO2 Energy Transition, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,565,000; sole dispositive power 0; shared dispositive power 2,565,000; aggregate amount beneficially owned 2,565,000 (26.8% of the class)
  Comment: Excludes 265,000 shares of common stock, $0.0001 par value per share (the "Common Stock") of CO2 Energy Transition Corp. (the "Issuer"), issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by CO2 Energy Transition, LLC (the "Sponsor"). Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 rights held by the Sponsor (the "Rights"). Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination.
- Andrew J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,565,000; sole dispositive power 0; shared dispositive power 2,565,000; aggregate amount beneficially owned 2,565,000 (26.8% of the class)
  Comment: Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination.
- Charles E. Fox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,565,000; sole dispositive power 0; shared dispositive power 2,565,000; aggregate amount beneficially owned 2,565,000 (26.8% of the class)
  Comment: Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination.
- David Gow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,565,000; sole dispositive power 0; shared dispositive power 2,565,000; aggregate amount beneficially owned 2,565,000 (26.8% of the class)
  Comment: Excludes 265,000 shares of Common Stock of the Issuer, issuable upon the exercise of 265,000 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation. Also excludes 265,000 Rights. Each eight Rights entitle the holder thereof to receive one share of common stock at the closing of the Issuer's initial business combination.

## Item 1. Issuer
Name of issuer: CO2 Energy Transition Corp.
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190 Houston, Texas 77043

## Item 2. Person Filing
Name of person filing:
Andrew J. Martin; Charles E. Fox, David Gow, and CO2 Energy Transition, LLC.

This statement is being filed by (i) the Sponsor and (ii) Mr. Martin, Mr. Fox and Mr. Gow, the Voting Members of the Sponsor (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business office of each of the Reporting Persons is:

1334 Brittmoore Rd, Suite 190 Houston, Texas 77043
Citizenship:
Andrew J. Martin; Charles E. Fox and David Gow - United States
CO2 Energy Transition, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Andrew J. Martin - 2,565,000

Charles E. Fox - 2,565,000

David Gow - 2,565,000

CO2 Energy Transition, LLC - 2,565,000

The reported securities are directly held by the Sponsor. The Sponsor is governed by its managers, consisting of Mr. Martin, David Gow and Charles E. Fox as managers, and Mr. Martin as President. As such, Mr. Martin, Mr. Gow and Mr. Fox have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the reported securities. Mr. Martin, Mr. Gow and Mr. Fox do not directly hold any securities of the Issuer. The filing of this statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the reported securities (other than securities reported as directly held by such Reporting Person). Each of the Issuer's officers and directors is, directly or indirectly, a member of the Sponsor, or have direct or indirect economic interests in the Sponsor, and each of them disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of his or her ultimate pecuniary interest.
Percent of class:
Andrew J. Martin - 26.8%

Charles E. Fox - 26.8%

David Gow - 26.8%

CO2 Energy Transition, LLC - 26.8%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 9,585,750 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 27, 2024.
Sole power to vote or to direct the vote:
Andrew J. Martin - 0

Charles E. Fox - 0

David Gow - 0

CO2 Energy Transition, LLC - 0
Shared power to vote or to direct the vote:
Andrew J. Martin - 2,565,000

Charles E. Fox - 2,565,000

David Gow - 2,565,000

CO2 Energy Transition, LLC - 2,565,000
Sole power to dispose or to direct the disposition:
Andrew J. Martin - 0

Charles E. Fox - 0

David Gow - 0

CO2 Energy Transition, LLC - 0
Shared power to dispose or to direct the disposition:
Andrew J. Martin - 2,565,000

Charles E. Fox - 2,565,000

David Gow - 2,565,000

CO2 Energy Transition, LLC - 2,565,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CO2 Energy Transition, LLC: /s/ Andy Martin, Andy Martin/Manager (03/25/2025)
- Andrew J. Martin: /s/ Andrew J. Martin, Andrew J. Martin/Individually (03/25/2025)
- Charles E. Fox: /s/ Charles E. Fox, Charles E. Fox /Individually (03/25/2025)
- David Gow: /s/ David Gow, David Gow/Individually (03/25/2025)